EXHIBIT 99.1

Northern Dynasty Files Amended Technical Report

June 9, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that it has filed an Amended Technical Report, effective date May 19, 2023 (the “Technical Report”) under National instrument 43-101 for the Pebble Project. The Technical Report amends the technical report filed on March 31, 2023 in order to address comments received from the BC Securities Commission. The changes include:

•	Removal of contained metal from the resource estimate table;
•	Additional disclosure on the cutoff grade and reasonable prospects for eventual economic extraction;
•	Clarifications of some exploration information and additional drill sections;
•	Removal of information on the Project Description; and
•	Additional information in the certificates of the qualified persons and consents.

While no new technical information was incorporated in the resource estimate, the effective date was moved to May 19 to incorporate the latest updates to the permit status. The estimated mineral resources remain unchanged from the report filed on March 31.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedar.com and the US at www.sec.gov.

Stephen Hodgson, P.Eng, and David Gaunt, qualified persons who are not independent of Northern Dynasty have approved the technical information contained in this news release.

Trevor Thomas

Secretary and General Counsel